Mail Stop 0308							April 6, 2005

Rufus S. Scott
Vice President, Deputy General Counsel
  and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002

Re:	CenterPoint Energy, Inc.
	Registration Statement on Form S-4
      Filed March 8, 2005
	File No. 333-123182

	CenterPoint Energy Houston Electric, LLC
	Form 10-K for the fiscal year ended December 31, 2004
      Filed March 24, 2005
	File No. 1-03187

	CenterPoint Energy Resources Corp.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 24, 2005
	File No. 1-13265


 Dear Mr. Scott:

      We have limited our review of the filing to disclosure related to the terms of the transaction and the financial statements and related information in the periodic reports of CenterPoint Energy Houston Electric, LLC and CenterPoint Energy Resources Corp., and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-4

General
1. Your draft exchange offer appears to be a pre-commencement tender offer communication that must be filed under cover of a Schedule TO.
Please see Instruction 1 to Rule 13e-4(c) under the Exchange Act.
2. We note that you have incorporated certain information by reference to your Exchange Act reports and other information in response to Item 11 of Form S-4 as a registrant that meets the requirement of Form S-3. However, it appears that you filed late an
Item 2.01 Form 8-K on December 16, 2004. Please tell us whether you are currently eligible to provide the Form S-3 level of disclosure.
3. Please file your legal opinion, tax opinion, and other exhibits as soon as practicable as we may have comments after reviewing them.
4. Please disclose the amount of any additional indebtedness you may incur.
5. The forepart of your prospectus should include only the cover page, table of contents, summary, and risk factors. Please relocate the sections "Where You Can Find More Information" and "Cautionary Statement Regarding Forward-Looking Information" to an appropriate location later in the document. However, on the inside front cover page of the prospectus, please retain the disclosure that this prospectus incorporates certain important business and financial information about you and the advisory on how readers can obtain this information from you. See Item 2 of Form S-4.
6. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). As currently represented, the offer could be open for less than 20 business days due to the 5:00 p.m. expiration time instead of midnight on what ultimately may be the twentieth business day following commencement.
See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus Cover Page
7. Your cover page should be no longer than one page. Please revise to shorten the cover page while retaining all of the information required by Item 501 of Regulation S-K and other information that is key to an investment decision.

Where You Can Find More Information, page ii
8. You state that you are incorporating by reference into this document "any subsequent filings" you make with the Commission until this offering is terminated. Please be aware that the Schedule TO you will file does not authorize forward incorporation by reference.
Therefore, please confirm that you will amend the Schedule TO to specifically incorporate by reference any future periodic reports that are filed after the date of offer commencement.
The Exchange Offer, page 3
9. On page 3 you state that you are offering to pay an exchange fee of $1.50 for each $1,000 principal amount of old notes accepted. Disclose the specific sources and total amount of funds to be used in this transaction, assuming the maximum number of old notes you may receive for exchange. See Item 1007(a) of Regulation M-A. Also, to the extent that there are material conditions to the financing or you are borrowing all or a portion of the funds necessary in this offering, please disclose. See Item 1007(b) and (d) of Regulation M-
A.
10. On page 5 you state that you will return the old notes that you do not exchange "as promptly as practicable" after the expiration or termination of the tender offer. Please revise to delete the words
"as practicable" and state that you will return the notes "promptly," in keeping with Rule 14e-1(c).

Material Differences Between the Old Notes and New Notes, page 7
11. Please clearly and concisely describe the material differences between the old notes and the new notes without over reliance on legalistic terminology.

United States Federal Income Tax Consequences, page 12
12. Please include disclosure regarding the tax treatment of the exchange fee. Also, please identify tax counsel in this section.

Risk Factors

General
13. Many of your captions do not fully describe the risk to investors and merely state a fact about your offering or your business. As one example only, on page 14 you state that your board does not make a recommendation concerning the exchange offer and you have not obtained a fairness opinion on the transaction, but do not establish a cause-and-effect link between this statement of fact and the specific consequent risk faced by investors. Please revise so that each risk factor caption identifies the risk as it applies to your business, industry, or offering.
14. Please delete the mitigating language that appears in the risk factors. For example, we note that you include mitigating language in the first sentence of the risk factor captioned "We cannot assure you that an active trading market will develop for the new notes." Please review your risk factors to eliminate mitigating language.

Risk Factors Relating to the Exchange Offer

The United States federal income tax consequences of the exchange offer are unclear..., page 14
15. You only state that the tax consequences of this offering "are unclear" but not the extent to which the tax consequences are unclear. Please highlight adequately the degree of uncertainty that surrounds the tax consequences of this offering.

Risk Factors Related to the New Notes, page 15
16. Your current disclosure describes risks associated with the new
notes only. Please include a section specifically contrasting any new risks associated with the new notes that are different from those pertaining to the old notes.
We may issue additional shares of common stock..., page 16
17. If you have any current plan, commitment, or arrangement to issue
additional shares of common stock, please disclose the number of shares you will issue and when you will issue them.
Our articles of incorporation and bylaw provisions, and several other
factors, could limit another party`s ability to acquire us..., page
16
18. Please briefly summarize here your articles of incorporation provisions, bylaws, and other "factors" that may limit another company`s ability to acquire you.

Summary Consolidated Financial Data, page 28
19. We note that you have incorporated by reference your quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004.
Please make an express statement that the financial statements are incorporated by reference and clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise, as required by Instruction 3 to Item 10 of Schedule TO.
20. Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See
Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). We note your section entitled
"Summary Consolidated Financial Data." It appears that you are missing certain item requirements of Item 1010(c) of Regulation M-A, including, but not limited to, current and noncurrent assets, and gross profit as required by Item 1010(c)(1). Please revise to include all of the items required in the summary financial statements.

The Exchange Offer

Securities Subject to the Exchange Offer, page 32
21. Please revise to indicate the trading characteristics and trading market, if any, of the old notes, and state when the old notes were issued and their maturity date.

Conditions To The Exchange Offer, page 32
22. We note on page 32 that you reserve the right to terminate or amend this offer in the event the failure of a condition to the offer is triggered "regardless of the circumstances giving rise to the failure of the condition." Allowing acts or omissions by the company to trigger the failure of a condition may render the offer illusory in that the circumstances giving rise to the failure of a condition are within the control of the company. Please confirm to us your understanding of our position.
23. We also note on page 32 that you may terminate or amend this offer if a condition "makes it impractical" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the exchange offer anyway, we believe that this constitutes a waiver of the triggered condition. You may not rely on this language to tacitly waive a condition to the offer by failing to assert it. Please confirm to us your understanding of our position.
24. You state on page 32 that "there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency..." Given the continued deployment of U.S. armed forces in Afghanistan and Iraq and the persistent threat of terrorism against the United States, we are concerned that your condition is phrased so broadly as to make it difficult for note holders to determine whether it has been triggered by events as they occur. Please tailor your condition so that note holders may objectively verify when this condition has been triggered. For example, you may confirm whether these conditions are implicated only if such event has a material adverse effect on your business.
25. In addition, we believe that it is difficult for a note holder to assess whether events as they occur have triggered a condition to the offer that would allow you to terminate this offer. If an event occurs while this offer is pending that you believe triggers a condition, it is our position that you must promptly inform note holders whether you intend to waive the relevant condition or terminate the offer. You may not wait until the offer expires to terminate it based on an event that occurred early in the offer period. Please confirm your understanding supplementally.
26. Please confirm supplementally your understanding that all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to expiration of the offer, and that a delay in payment to note holders because of the actions of a court or government agency would not necessarily be consistent with Rule 14e-
1(c).
27. You state on page 33 that you may waive any condition in whole or in part. Please explain how you waive a condition to the offer "in part" or revise this language.
Expiration Date; Extensions; Amendments, page 33
28. We note on page 33 that if you "amend the exchange offer" to effect "a material or significant change," you will extend the exchange offer for a period of "five to twenty business days..." Please revise your disclosure to add that if you decrease the percentage of the old notes you are seeking, or the consideration you have offered in exchange, or the soliciting fee you are paying your dealer, you are required to extend the tender offer for at least ten business days from the date you first publish or provide to shareholders the notice of any such change. See Rule 13e-4(e)(3)(ii)
under the Exchange Act.
Dealer Manager, page 38
29. We note that you will pay customary fees to the dealer manager.
We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Banc of America Securities LLC?

Description of the New Notes, page 39
30. Please supplementally address the following matters.

Accounting treatment for the exchange transaction

We assume that you have determined that the new notes do not have substantially different terms, as defined in EITF 96-19, than the old notes. Therefore, you will not record the old notes as extinguished with related gain or loss recognition. Please confirm our understanding and, if correct, please show us how you arrived at this conclusion including how you assessed the change in the consideration payable and the payment of exchange fees in your calculation. If this is not the case, please tell us your anticipated accounting treatment and provide the accounting rationale including any supporting calculations to support your accounting. *

Accounting treatment for the exchange fee

* Please tell us how you will account for the exchange fee paid at the time of exchange and going forward. Please also cite the applicable authoritative GAAP that supports your policy.


Accounting treatment for the new notes

* Please tell us how you will account for the new notes in your future financial statements. In doing so, please ensure that you describe how you will account for the conversion feature at the time of issuance and at a point in time when the sale price condition, as defined on page 42 of your registration statement, is met. You should support your accounting in the event that the conversion feature is triggered citing appropriate accounting literature. We may have further comment upon review of your response.

Income tax accounting

* Please tell us how you will account for the tax consequences of the
new notes under the guidelines of SFAS 109 and contrast supplementally for us this treatment to your treatment of the old notes. As part of your response, please ensure that you detail your anticipated accounting treatment in the event that the sale price conversion trigger is met. Please specifically address how the
additional payment will be treated for tax purposes.    Please
consider the need to disclose this information in your registration statement to more fully disclose the impact of the exchange on the future results of operations.
31. Please disclose your anticipated accounting treatment for the exchange of old notes for new notes under the guidelines of EITF 96-
19. Additionally, please disclose how you anticipate accounting for the new notes going forward. Please ensure that your disclosure includes a discussion of the anticipated accounting treatment of the exchange fee paid, classification on the notes within your balance sheet, treatment of the conversion features related to the new notes at the time of issuance and upon triggering the sales price conversion feature.

Fundamental Change Requires Purchase of New Notes by Us at the
Option
of the Holder, page 49
32. Please disclose that any repurchase offer made pursuant to the fundamental change provisions will comply with any applicable regulations under the federal securities laws, including Rule 13e-4 under the Exchange Act.

Material United States Federal Income Tax Considerations, page 71
33. Please revise the caption to refer to the material tax
"consequences."
34. Given that Baker Botts L.L.P. is providing a tax opinion, revise this section to identify the firm as tax counsel. In addition, in the event your tax counsel intends to provide a short-form opinion, remove all references in the opinion contained in the prospectus indicating that it is a "discussion" as opposed to counsel`s tax opinion. In that event, please identify the specific matters set forth in this section that constitute counsel`s opinion.
35. Please include a complete discussion of the CPDI Regulations instead of referring to the registration statement relating to the old notes.
36. When rendering its opinion, counsel should be clear as to the degree of uncertainty associated with the tax consequences of the exchange offer. Please revise to clarify the degree of uncertainty.
Further, the opinion and this section should not include ambiguous statements such as "we cannot assure."

CenterPoint Energy Houston, LLC - Form 10-K for the year ended
December 31, 2004

General
37. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. You should include these revisions in your future filings. Furthermore, we have included comments specific to CenterPoint Energy Resources Corporation in this letter to facilitate the review process. Please confirm to us your agreement with this objective.

Item 1. Business - True-Up Proceeding Developments, page 1
38. We note that you recorded a regulatory asset of $374 million related to an approved final order in your true-up proceeding. In this regard, please explain how you calculated the finance component and the allowance for earnings on shareholders` investment. Furthermore, you recognized the debt component immediately into earnings, although you deferred the earnings related to the shareholders` investment component. Please explain the reason for the disparity in accounting treatment.

Item 7. Management`s Narrative Analysis of Results of Operations

Consolidated Results of Operations, page 18
39. Please explain in detail the nature of the non-cash ECOM revenues that totaled $697 million and $661 million in 2002 and 2003, respectively. Also, please explain how you reflected these amounts on your consolidated statement of cash flows. We may have further comment.

Liquidity, page 21
40. Please consider revising your table of contractual cash obligations to include the following:

(a) Estimated interest payments on your debt, and
(b) Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe you should include these payments in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Other Significant Matters, page 26
41. We note that you adopted a plan for an accounting reorganization to eliminate your accumulated retained earnings deficit. Please explain to us any accounting changes that you intend to make concurrently with this reorganization. Furthermore, please explain to us what effect this will have on current rates or any rate matters.

Item 8. Statement of Consolidated Operations, page 28
42. We note that your business was deregulated in 1999, and you dis-
applied SFAS 71 at that time related to your generation assets and recorded an extraordinary charge. We note that as part of your true-
up proceedings you recorded an after-tax extraordinary charge of
$977
million in 2004. You indicate that part of the true-up process related to determining the differences between projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period. Please explain exactly what was disallowed in the true-up proceeding that ultimately led to the write-down of approximately $1.5 billion in regulatory assets. Also, please indicate if any non-deregulation rate issues were addressed in the true-up proceedings. In short, please explain the rationale for recording an extraordinary charge related to this true-up proceeding.
We may have further comment.
43. Please revise in future filings the other net line to present other income and other expenses on a gross basis on the face or in the notes. Net presentation is not appropriate unless it is clearly immaterial. See paragraphs 7 to 9 of Rule 5-03(b) of Regulation S-X.

Statements of Consolidated Cash Flows, page 31
44. You disclose that you participate in a money pool through which you can borrow or invest funds on a short-term basis. You disclose in your related party note that you were in a payable position at December 31, 2003 of $113 million and a receivable position at December 31, 2004 of $73 million. We would anticipate that the repayment of the $113 million loan would have been reflected as a financing activity, and your investment of $73 million would have been reflected as an investing cash flow activity. Please explain in detail why you reflected the entire amount in financing activities.
We may have further comment.
45. Please reconcile your change in regulatory assets and liabilities on your consolidated balance sheets to your net regulatory asset and liability change on your statement of consolidated cash flows for the year ended December 31, 2004 of $518 million.


Note 1. Background and Basis of Presentation - Regulatory Assets and
Liabilities, page 35
46. Please reconcile the regulatory amounts disclosed in this note to your consolidated balance sheets. Also, please ensure that your regulatory disclosure meets the requirements of paragraph 20 of SFAS
71.

Note 7. Employee Benefit Plans, page 43
47. Please reconcile the amount recorded on your consolidated balance sheets related to benefit obligations of $128 million, as of December
31, 2004, to the amount disclosed in this note. In this regard, you disclose that the net amount recognized as of December 31, 2004 was
$89 million.
48. Please explain to us how you calculate the market-related value of plan assets as that term is defined in SFAS 87. Since there are alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

CenterPoint Energy Resources Corporation - Form 10-K for the year ended December 31, 2004

Item 7. Management`s Narrative Analysis of Results of Operations

Natural Gas Distribution, page 17
49. Please describe in detail your accounting policy with respect to unbilled revenues. In this regard, please explain your change in estimating unbilled revenues that occurred in 2003 that led to the favorable $11 million increase in revenue for 2004.
50. Prospectively, consider explaining your results of operations by class of customer, for example, sales to retail, commercial, or industrial customers.

Liquidity, page 19
51. Please consider revising your table of contractual cash obligations to include the following:

(c) Estimated interest payments on your debt, and
(d) Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe you should include these payments in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.


Item 8. Statement of Consolidated Operations, page 26
52. Please revise in future filings the other net line to present other income and other expenses on a gross basis on the face or in the notes. Net presentation is not appropriate unless it is clearly immaterial. See paragraphs 7 to 9 of Rule 5-03(b) of Regulation
S-X.

Statement of Consolidated Comprehensive Income, page 26
53. Please explain in detail the $68 million reclassification of deferred gain from de-designation of cash flow hedges to over/under recovery of gas costs.

Note 2. Summary of Significant Accounting Policies, page 31
54. Please enhance your discussion of revenue recognition with respect to your Pipeline and Gathering Business. In this regard, please explain what impact the price of gas has on revenues. Furthermore, a detailed example would be helpful to our
understanding.   You also should consider disclosing what portion
of
the Pipeline and Gathering Business is regulated versus unregulated, and include a meaningful discussion of the revenue recognition issues that impact both a regulated and an unregulated company. Long-Lived Assets and Intangibles, page 32
55. You disclose the estimated useful lives of your long-lived assets. Please disclose the weighted average useful lives related to each category and the accumulated depreciation by asset category.
56. Prospectively, consider disclosing your accounting treatment for maintenance and repairs.

Derivative Instruments, page 37
57. Please discuss any credit enhancements you have requested to mitigate any potential losses from counterparties, such as letters of credit.

Note 7. Employee Benefit Plans, page 40
58. Please reconcile the amount recorded on your consolidated balance sheets related to benefit obligations of $128 million, as of December
31, 2004, to the amount disclosed in this note. In this regard, you disclose that the net amount recognized as of December 31, 2004 was
$94 million.


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Babula, Staff Accountant, at (202)
824-
5562 or Michael Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 942-1776, Ellie Quarles, Special Counsel, at (202) 942-1859,
or
me at (202) 942-1900 with any questions.


      				Sincerely,




      				H. Christopher Owings
      				Assistant Director



cc:	      Gerald M. Spedale, Esq.
Baker Botts L.L.P.
      910 Louisiana, One Shell Plaza
      Houston, Texas 77002





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CenterPoint Energy, Inc. et al.
April 6, 2005
Page 1